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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                (Translation of registrant's name into English)

                               c/o Duhova 2/1444
                                140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]             Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

                   RESOLUTION OF THE EUROPEAN COURT OF JUSTICE

On June 6, 2006, CEZ, a. s. received a resolution of the European Court of Justice through its counsel in respect of a preliminary question related to the jurisdiction of the Austrian courts in an action by Upper Austria against CEZ,
a. s. to impose a duty to rectify the effects of ionizing radiation resulting from the operation of the Temelin nuclear power plant.

The European Court of Justice has come to the conclusion that the Austrian courts have no jurisdiction in the given matter.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CEZ, a. s.
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                                              (Registrant)

Date:  June 8, 2006

                                              By: /s/ Libuse Latalova
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                                                  Libuse Latalova
                                                  Head of Finance Administration